Mine Safety Appliances Company

121 Gamma Drive

RIDC Industrial Park

O’Hara Township

Pittsburgh, PA 15238

412-967-3000

FOIA Confidential Treatment Requested by Mine Safety Appliances Company Under 17 C.F.R. §200.83

November 24, 2010

Mr. Jeff Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mine Safety Appliances Company

Form 10-K for the year ended December 31, 2009

Filed February 26, 2010

File No. 001-15579

Dear Mr. Jaramillo:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2009 filed on February 26, 2010 (File No. 001-15579), as set forth in your letter dated October 29, 2010.

For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment.

Form 10-K for the year ended December 31, 2009

Note 19 – Contingencies, page 58

1. We note the Relevant Background section included as a preface to your responses to our letter dated October 1, 2010. You state on page 5 that you believe that as a result of your agreements with Century and CNA approximately half of the insurance receivable is no longer in dispute, “as agreements have been reached for us to receive payments for these amounts.” Please tell us whether you have collected payment in full with regards to these settlement agreements. If not, tell us the planned timetable over which payments will be made.

*FOIA Confidential Treatment

requested by Mine Safety Appliances Company

pursuant to 17 CFR 200.83

Response: We entered into confidential settlement agreements with Century Indemnity Company (“Century”) and Columbia Casualty Company (“CNA”) by which these insurers each agreed to pay us [***].

As of the date of this response, consistent with the terms of the Century settlement agreement, [***].

As of the date of this response, consistent with the terms of the CNA settlement agreement, [***].

2. In addition, you indicate on page 5 that you believe your success in reaching these settlements with Century and CNA corroborates your conclusion regarding collectability of your insurance receivable. However, considering the terms of the settlements with Century and CNA, as outlined in paragraphs four and five of your confidential response, please explain to us how you reached the conclusion that the settlement proceeds were directly tied to the receivable balances. Tell us why the terms of the agreements would not be more supportive of a conclusion that the collection of the receivables are not probable and that to receive any proceeds that can be applied to these receivables it is necessary for you to enter into litigation.

Response: In our lawsuits against both Century and CNA, we sought to have the insurers satisfy their obligations to pay the costs of defending and settling claims for which we were insured. Likewise, the settlements in both cases are the consideration for a release of our claims. The settlement agreements contain no restrictions requiring that the insurers’ payments be allocated to particular cumulative trauma claims. Consequently, we may allocate insurer payments to any open claims underlying the insurance receivable.

Our ability to reach successful settlements with Century and CNA demonstrates that we had strong legal positions concerning our rights to coverage under the Century and CNA policies. Our settlements with Century and CNA similarly corroborate our conclusion that it is probable that we will collect amounts due from our other insurers. We believe that, like Century and CNA, the other insurers do not contest that they issued policies to us or that the policies cover cumulative trauma product liability claims. Rather, like Century and CNA, the other insurers primarily disagree among themselves, and consequently with us, as to when their individual obligations to pay us are triggered and the amount of each insurer’s obligation (as compared to other insurers). Because of these similarities, our successful settlements with Century and CNA reinforce our conclusion that it is probable that our remaining insurance receivable is collectable.

3. In addition, tell us how you considered the terms of your settlements in concluding that the terms of your contracts are not in dispute.

Response: We believe that, like Century and CNA, the insurers who are responsible for our other insurance policies do not contest that they issued policies to us or that the

***Rule 83 confidential treatment requested; omitted portions sent separately to the SEC.

*FOIA Confidential Treatment

requested by Mine Safety Appliances Company

pursuant to 17 CFR 200.83

policies cover cumulative trauma product liability claims. Instead, these insurers primarily disagree among themselves, and consequently with us, as to when their individual obligations to pay us are triggered and the amount of each insurer’s obligation (as compared to other insurers). Therefore, we have concluded that it is probable that we will collect the recorded insurance receivable balance. Collection of the receivable is not a question of whether we will be reimbursed by the insurance carriers, but rather when and from which insurance carriers the receivable will be collected.

4. We note from page 4 of your response that one of the key factors that you considered in evaluating the collectability of your recorded insurance receivables was the concurrent conclusion of outside legal counsel stating “that there is ample support in your insurance policies and applicable case law for your claims for full reimbursement” from your insurance carriers. Please clarify for us whether it is the conclusion of your legal counsels that collection of the receivable is ‘probable’, ‘reasonably possible’, or ‘remote’ as these terms are defined by FASB ASC 450-20 (previously referred to as SFAS 5). If your legal counsel’s reference to “ample support” refers to a range that is less than probable, please discuss their understanding of the events that would be required to occur to make collection of the insurance receivables probable.

Response: We employ various outside counsel to advise us on various legal matters, including two outside law firms specializing in insurance coverage to assist us in our insurance recovery efforts and to advise us on our rights as a policyholder. [***] These views are based on counsel’s lengthy experience representing corporate policyholders in insurance coverage matters, particularly those arising from cumulative trauma claims such as those that we face here. As previously discussed, [***].

5. We note from your response to our prior comment 5 that you have filed an insurance coverage action against the remaining majority of your insurance carriers in Delaware court to secure a comprehensive resolution of your rights under the insurance policies.

•	Clarify for us the purpose of the litigation and explain to us what you mean by “a comprehensive resolution of your rights.”

•	Discuss the significance, if any, of filing these actions in Delaware courts.

•

Tell us how you concluded that the filing of this action does not impact your conclusions with respect to the collectability of insurance receivables since it appears that you are in litigation to identify and assert your rights under the policies.

•	Tell us how you considered FASB ASC 410-30-35-9 which states that if the claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable.

***Rule 83 confidential treatment requested; omitted portions sent separately to the SEC.

*FOIA Confidential Treatment

requested by Mine Safety Appliances Company

pursuant to 17 CFR 200.83

•	Explain your assertion that the terms of your insurance contracts are not in dispute in light of the fact that you are suing the majority of your remaining insurance carriers.

Response: The reason for the Delaware action is to have one court affirm, in one action, our rights under the various insurance policies issued by our insurers, in order to facilitate obtaining consistent rulings regarding our carriers’ obligations. Filing this action in Delaware permits us to join all the defendant-insurers in a single action.

The filing of the Delaware action does not impact our conclusions regarding the collectability of our insurance receivable. In recording insurance receivable amounts, we make judgments based on our insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of the solvency of those insurers, the status of the law relevant to our insurance coverage, [***]. Based on these considerations, among others, we have concluded that collection of the insurance receivable is probable. Moreover, because the action is comprehensive, we believe it will facilitate efficient resolution of the coverage issues. [***]

Therefore, the Delaware action does not reflect any change in our views [***] regarding the collectability of our insurance receivable. [***] We expect to prevail in the Delaware action based upon our current understanding of the relevant facts and applicable law, the terms of our insurance policies, our experience in matters of this nature, [***].

Thus, despite the fact that we are in litigation with various carriers, we believe that we have overcome the rebuttable presumption, as noted within FASB ASC 410-30-35-9, based on the considerations set forth above.

6. We note from your responses to our prior comments 6 and 7 that during certain periods your insurers paid amounts directly and the related amounts were not reflected in the insurance receivable on your balance sheets. Please tell us how, if at all, you reflected these direct settlements in your financial statements.

Response: We record settlement losses on cumulative trauma product liability claims when we learn of information sufficient to determine that it is probable that we will incur a loss and when we have information sufficient for us to reasonably estimate the amount of loss. We record losses for defense costs associated with cumulative trauma product liability lawsuits as incurred. During the periods when insurers paid our cumulative trauma product liability losses directly, we accounted for these direct payments by the insurance carriers on a net basis in our financial statements. Since our insured cumulative trauma product liability losses and related defense costs were offset by direct payments by our insurance carriers on an ongoing basis, they did not affect our results of operations and, therefore, were not reflected in our financial statements. Balance sheet effects related to direct payments by our insurance carriers were not material and were

***Rule 83 confidential treatment requested; omitted portions sent separately to the SEC.

limited to timing differences between the reporting period when a specific cumulative trauma product liability loss was incurred and the reporting period when the insurance carrier made the corresponding payment.

7. Please revise your financial statements in future filings to provide the disclosures required by SAB Topic 5.Y. In SAB Topic 5.Y. we clearly state that we believe that product liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant’s financial condition, results of operations, or liquidity.

Among the disclosures called for in the SAB are as follows:

•	circumstances affecting the reliability and precision of loss estimates;

•	the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

•	whether, and to what extent, losses may be recoverable from third parties;

•	the timing of payments of accrued and unrecognized amounts;

•	the material components of the accruals and significant assumptions underlying estimates;

•	the total claims pending at each balance sheet date;

•	the number of claims filed for each period presented;

•	the number of claims dismissed;

•	the number of claims settled;

•	the number of claims otherwise resolved;

•	the average costs per settled claim;

•	the total damages alleged at each balance sheet date (Reg. S-K, Item 103);

•	the aggregate settlement costs to date;

•	the aggregate costs of administering and litigating the claims.

In addition, in future filings, please provide a discussion in Management’s Discussion and Analysis that provides a meaningful analysis as to why the amounts charged in each period were recorded and how the amounts were determined. Provide an analysis of the expected future trend in claims and settlement costs. Provide us with a copy of your proposed disclosure.

Response: In our future Form 10-K and Form 10-Q filings, we will expand our footnote disclosure and Management’s Discussion and Analysis discussion related to product liabilities to provide more detailed information on the judgments and assumptions underlying the recognition and measurement of the liabilities, as well as other disclosures required by SAB Topic 5.Y.

A draft of our proposed footnote and Management’s Discussion and Analysis disclosure for the year ended December 31, 2010 follows.

Contingencies

We are presently named as a defendant in approximately              lawsuits in which plaintiffs allege to have contracted certain cumulative trauma diseases related to exposure to silica, asbestos, or coal dust. These lawsuits mainly involve respiratory protection products allegedly manufactured and sold by us. The lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured by us.

The outcome of most cumulative trauma product liability litigation is difficult to predict. This uncertainty is caused by many factors, including the following: cumulative trauma complaints generally do not provide information sufficient to determine if a loss is probable; cumulative trauma litigation is inherently unpredictable and information is often insufficient to determine if a lawsuit will develop into an actively litigated case; even when a case is actively litigated, it is often difficult to determine if the lawsuit will be dismissed or otherwise resolved until late in the lawsuit; cumulative trauma lawsuits generally do not specify the amount of damages sought; and many factors that are not known until late in a lawsuit will influence the actual settlement amount. Thus, in our experience, not only is the probability that a cumulative trauma product liability lawsuit will develop into a liability unpredictable, but it is also difficult to predict the amount of actual loss because those amounts are highly variable and turn on a case-by-case analysis of the relevant facts, which are often not learned until late in the lawsuit.

Because of these uncertainties, we often cannot reliably determine our potential liability for such claims until late in the lawsuit. We, therefore, generally do not record cumulative trauma product liability losses when a lawsuit is filed, but rather, when we learn sufficient information to determine that it is probable that we will incur a loss and the amount of loss can be reasonably estimated. We record expenses for defense costs associated with open cumulative trauma product liability lawsuits as incurred.

A summary of cumulative trauma product liability lawsuit activity follows:

	2010	2009	2008

Open claims, January 1

New claims

Settled and dismissed claims

Open claims, December 31

Although the outcome of cumulative trauma product liability matters cannot be predicted with certainty and unfavorable resolutions could materially affect our results of operations on a quarter-to-quarter basis, based on information currently available, we believe that the disposition of cumulative trauma product liability lawsuits that are pending against us will not have a materially adverse effect on our results of operations, financial condition or liquidity.

For the same reasons discussed above, our ability to estimate future trends or our ultimate cumulative trauma product liability exposure is subject to considerable uncertainty. The conditions affecting our liability can be dynamic and subject to change for many reasons.

With some limited exceptions, we maintain insurance against product liability claims. We purchased insurance policies from many different insurance carriers that provide coverage for cumulative trauma product liability losses and related legal fees. The cumulative trauma product liability coverage limits available on these policies are substantial. In the normal course of business, we make payments to settle product liability claims and for related legal fees and record receivables for the amounts that are covered by insurance. We also maintain a reserve for uninsured product liability claims based on expected settlement losses for pending claims and an estimate of losses for unreported claims derived from experience, sales volumes, and other relevant information. We evaluate our product liability exposures on an ongoing basis and make adjustments to the reserve as appropriate.

Various factors could affect the timing and amount of recovery of our insurance receivable, including the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage, and the extent to which insurers may become insolvent in the future.

Our insurance receivable totaled $             million and $91.7 million at December 31, 2010 and 2009, respectively, all of which is reported in other non-current assets. We regularly evaluate the collectability of the insurance receivable and record the amounts that we conclude are probable of collection. This determination is based on our analysis of the terms of the underlying insurance policies, our historical experience with our insurers, our ongoing review of the solvency of our insurers, our interpretation of the relevant facts and applicable law, the advice of counsel, and the impacts of any settlements reached with our insurers.

We do not believe that disclosure of specific settlement costs incurred in the reporting periods, average costs per settled claim, or aggregate settlement, administrative, and legal costs is necessary because our uninsured costs have not been material.

Our disclosure will also discuss the nature and current status of significant litigation related to product liability matters and our insurance receivables.

We will update the disclosure as necessary to adequately reflect developments through the filing date.

Please feel free to contact me should you require further information or have any questions.

Sincerely,

/s/ Dennis L. Zeitler
Dennis L. Zeitler
Chief Financial Officer